UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

American Depositary Shares, each 2 representing 3 Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74734M109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 74734M109

(1)	NAME OF REPORTING PERSONS
CDH Net Technology Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
3,431,225 American Depositary Shares (“ADSs”), each two representing three Class A ordinary shares of the issuer.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
3,431,225 ADSs, each two representing three Class A ordinary shares of the issuer.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,431,225 ADSs, each two representing three Class A ordinary shares of the issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.8%*
(12)	TYPE OF REPORTING PERSON
CO

* As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

1

CUSIP NO.: 74734M109

(1)	NAME OF REPORTING PERSONS
CDH China Growth Capital Fund II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.2%*
(12)	TYPE OF REPORTING PERSON
PN

* As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

2

CUSIP NO.: 74734M109

(1)	NAME OF REPORTING PERSONS
CDH China Growth Capital Holdings Company Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,741,570 ADSs, each two representing three Class A ordinary shares of the issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.2%*
(12)	TYPE OF REPORTING PERSON
CO

* As a percentage of 184,157,097 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

3

CUSIP NO.: 74734M109

(1)	NAME OF REPORTING PERSONS
CDH Venture Partners II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less than 1%
(12)	TYPE OF REPORTING PERSON
PN

4

CUSIP NO.: 74734M109

(1)	NAME OF REPORTING PERSONS
CDH Venture GP II Company Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐

(b)	☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
689,655 ADSs, each two representing three Class A ordinary shares of the issuer.
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
Less than 1%
(12)	TYPE OF REPORTING PERSON
CO

5

Item 1(a).	Name of Issuer:

Qihoo 360 Technology Co. Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Qihoo 360 Technology Co. Ltd.
Building #2, 6 Jiuxianqiao Road
Chaoyang District, Beijing 100015
People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

CDH Net Technology Limited (“CDH Net Technology”)
CDH China Growth Capital Fund II, L.P. (“CDH Fund II”)
CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital”)
CDH Venture Partners II, L.P. (“CDH Venture Partners II”)
CDH Venture GP II Company Limited (“CDH Venture GP II”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons herein:

c/o CDH Investment Advisory Private Limited
One Temasek Avenue
#18-02, Millenia Tower
Singapore 039192

Item 2(c).	Citizenship:

CDH Net Technology — British Virgin Islands

CDH Fund II — Cayman Islands

CDH Growth Capital — Cayman Islands

CDH Venture Partners II — Cayman Islands

CDH Venture GP II — Cayman Islands

Item 2(d).	Title of Class of Securities:

American Depositary Shares

Item 2(e).	CUSIP Number:

74734M109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2011:

6

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Net Technology	3,431,225	2.8%	3,431,225	0	3,431,225	0
CDH Fund II	2,741,570	2.2%	2,741,570	0	2,741,570	0
CDH Growth Capital	2,741,570	2.2%	2,741,570	0	2,741,570	0
CDH Venture Partners II	689,655	Less than 1%	689,655	0	689,655	0
CDH Venture GP II	689,655	Less than 1%	689,655	0	689,655	0

CDH Growth Capital is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. CDH Growth GP II is the general partner of CDH Venture Partners II and has the power to direct CDH Venture Partners II as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners II.

The investment committee of CDH Growth Capital comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital. The directors of CDH Growth Capital are nominated by the principal shareholders of CDH Growth Capital, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to share beneficial ownership of the ordinary shares directly held by CDH Net Technology. Each of Shangzhi Wu, Shuge Jiao and Xinlai Liu disclaims the beneficial ownership of any of the shares of the issuer directly held by CDH Net Technology, except to the extent of each of their pecuniary interests therein.

The investment committee of CDH Venture Partners II comprises Shangzhi Wu, Shuge Jiao, Yan Huang, William Hsu and Wenjiang Chen. Changes to the investment committee require the approval of the directors of CDH Venture Partners II. The directors of CDH Venture Partners II are nominated by the principal shareholders of CDH Venture Partners II, being CDH Venture Holdings II Company Limited and China Venture Team II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Venture Partners II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao, Yan Huang,  William Hsu and Wenjiang Chen  may be deemed to share beneficial ownership of the ordinary shares directly held by CDH Net Technology. Each of Shangzhi Wu, Shuge Jiao, Yan Huang,  William Hsu and Wenjiang Chen disclaims the beneficial ownership of any of the shares of the issuer directly held by CDH Net Technology, except to the extent of each of their pecuniary interests therein.

7

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013

CDH Net Technology Limited
By:	/s/ Kiang Hua Lew
Name: Kiang Hua Lew Title: Director

CDH China Growth Capital Fund II, L.P. By: CDH China Growth Capital Holdings Company Limited, its general partner
By:	/s/ Shangzhi Wu
Name: Shangzhi Wu Title: Director

CDH China Growth Capital Holdings Company Limited
By:	/s/ Shangzhi Wu
Name: Shangzhi Wu Title: Director

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited
By:	/s/ Shangzhi Wu
Name: Shangzhi Wu Title: Director

CDH Venture GP II Company Limited
By:	/s/ Shangzhi Wu
Name: Shangzhi Wu Title: Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement